UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at October 10, 2008

ANOORAQ RESOURCES CORPORATION
 800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Iemrahn Hassen
Director and Chief Financial Officer

Date: October 10, 2008

* Print the name and title of the signing officer under his signature

Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.anooraqresources.com

ANOORAQ ANNOUNCES APPOINTMENT OF
HEAD OF EXPLORATION AND MINERAL STRATEGY

October 10, 2008, Vancouver, BC - Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV: ARQ; AMEX: ANO; JSE: ARQ) announces that Bava Reddy has been appointed as Executive: Exploration and Mineral Strategy for the Company.

Bava Reddy is a geologist with more than 13 years geological and mineral resource management experience in the mining industry. Mr. Reddy was appointed Executive: Exploration and Mineral Strategy as of October 1, 2008.

Mr. Reddy holds a BSc. (Honours) degree in Geology and Applied Geology obtained from the University of Natal (Durban) and a Graduate Diploma in Engineering (G.D.E) Mining Economics (Mineral Resource Management) from the University of the Witwatersrand, Johannesburg.

Prior to joining Anooraq, Mr. Reddy held the position of General Manager at the Target Gold Mine (Harmony Gold Mining Company Limited) and before that he was a Senior Geologist at AngloGold operations in South Africa. He has extensive experience in mine geology, the compilation of Mineral Resource and Reserve Statements and Competent Persons Reports.

Mr. Reddy will bring valuable exploration insight and unique ore reserve management skills to Anooraq gained through his previous management experience at the Target North Exploration Project for Harmony Gold Mining Company Limited.

Commenting on Mr. Reddy's appointment, President and CEO, Philip Kotze, said:

"Bava adds additional depth to the technical team we have been developing at Anooraq in anticipation of our takeover of the Lebowa mine operations and our joint venture projects from Anglo Platinum. He has valuable exploration, development and operational experience on South African ore bodies and mining operations. We welcome him to the Anooraq management team and look forward to his value added contribution in taking our company forward."

For and on behalf of the Board
Philip Kotze
President and CEO

For further information, please visit our website www.anooraqresources.com or contact:

Anooraq (South Africa) +27 11 883 0831 Philip Kotze, President and CEO Anooraq (North America) Investor Relations +1 604 684 6365 Toll free +1 800 667 2114.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

The American Stock Exchange has neither approved nor disapproved the contents of this press release.